Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cimarex Energy Co.:

We consent to the use of our reports dated February 22, 2012, with respect to the consolidated balance sheets of Cimarex Energy Co. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and  cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

September 17, 2012